Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

October 16, 2020

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2066

Balanced Income Builder Portfolio, Series 33

File Nos. 333-248525 and 811-03763

Dear Mr. Bartz:

This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2066, filed on September 1, 2020 with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 33 (the “trust”).

PROSPECTUS

Investment Summary — Principal Risks

1.       The “Principal Investment Strategy” section states that the trust may invest in securities issued by real estate investment trusts; foreign companies, including companies located in emerging markets; and exchange-traded funds that invest in senior loans, preferred securities, floating rate securities, below investment-grade securities and foreign securities. If the trust invests in real estate investment trusts; foreign companies, including companies located in emerging markets; or exchange-traded funds that invest principally in the securities listed above, please provide the corresponding risk disclosures.

Response: If the trust invests in real estate investment trusts; foreign companies, including companies located in emerging markets; or exchange-traded funds that principally invest in the above-listed securities, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

     Morrison C. Warren